Mail Stop 3628

June 1, 2009

Via U.S. Mail

Ms. Jane E. Nelson
Secretary and General Counsel
CPI Corp.
1706 Washington Avenue
St. Louis, Missouri 63103

      Re: **CPI Corp.**
                Preliminary Proxy Statement on Schedule 14A
                Filed on May 20, 2009
                File No. 001-10204

Dear Ms. Nelson:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please revise to clearly mark the proxy statement as "preliminary." See Rule 14a-6(e)(1) of Regulation 14A.

Election of Directors, page 3

2. Update this section to reflect the two directors for whom the Ramius Group is soliciting proxies. In addition, update to address the new information provided in the Ramius Group's letter to the Company dated May 27, 2009 and reproduced in its proxy materials filed on the same date. For example, in those materials, the Ramius Group addresses your assertion that it is seeking a sale of the Company.

3. Identify your nominee for the sixth director slot.

4. Explain in your revised proxy statement why you are not renominating existing director Peter Feld, who we understand is a representative of the Ramius Group but who serves as an existing director of the Company.

5. Here or in a new, separate section of the proxy statement, provide further background about your contacts with the Ramius Group and its representatives leading up to this contested solicitation.

Form of Proxy

6. We understand that your directors are elected by a majority of those shares represented in person or by proxy and voting at the meeting. Please advise whether state law therefore gives effect to votes cast against a nominee, and, if so, revise your proxy to provide a means for shareholders to vote against each nominee. See Instruction 2 to Rule 14a-4(b).

*   *   *   *   *

As appropriate, please amend your filing in response to these comments within 10 business days. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact David L. Orlic at (202) 551-3503 if you have any questions regarding our comments, or, if you require further assistance, you may call me at (202) 551-3263.

Sincerely,

Christina E. Chalk
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Via facsimile: (312) 984-7700
        Heidi J. Steele, Esq.
        McDermott Will & Emery LLP